Prospectus Supplement No. 3	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated July 28, 2021)	Registration No. 333-257610

RESERVOIR MEDIA, INC.

59,714,705 Shares

Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus, dated July 28, 2021 (the “Prospectus”), related to the resale from time to time by the selling stockholders named in the Prospectus or their permitted transferees of up to 59,714,705 shares of common stock, par value of $0.0001 per share (the “Common Stock”), of Reservoir Media, Inc., a Delaware corporation (formerly known as Roth CH Acquisition II Co.) (“RMI”), issued pursuant to the terms of (i) that certain agreement and plan of merger, dated as of April 14, 2021 (the “Merger Agreement”), by and among RMI, Roth CH II Merger Sub Corp. and Reservoir Holdings, Inc., and (ii) those certain subscription agreements entered into in connection with the Merger Agreement, with the information contained in RMI’s Current Report on Form 8-K, which was filed with the Securities and Exchange Commission (the “SEC”) on August 5, 2021 (the “Current Report”). Accordingly, RMI has attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and, if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

The Common Stock and RMI’s warrants are traded on The Nasdaq Capital Market under the symbols “RSVR” and “RSVRW,” respectively. On August 4, 2021, the closing price of the Common Stock was $7.67, and the closing price of RMI’s warrants was $1.09.

RMI is an “emerging growth company” as defined under the federal securities laws and, as such, has elected to comply with certain reduced public company reporting requirements.

Investing in RMI’s securities involves risks. See “Risk Factors” beginning on page 11 of the Prospectus and in any applicable prospectus supplement.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued or sold under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 5, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 5, 2021

Reservoir Media, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39795	83-3584204
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

75 Varick Street 9th Floor New York, New York	10013
(Address of principal executive offices)	(Zip Code)

(212) 675-0541

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value per share	RSVR	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50 per share	RSVRW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

EXPLANATORY NOTE

As previously disclosed, Reservoir Holdings, Inc., a wholly-owned subsidiary of Reservoir Media, Inc., a Delaware corporation (“RMI”), entered into a membership interest purchase agreement, dated as of June 2, 2021, to acquire U.S. based record label and music publishing company Tommy Boy Music, LLC (“Tommy Boy”), which helped launch the careers of Queen Latifah, Afrika Bambaataa, Digital Underground, Coolio, De La Soul, House of Pain and Naughty By Nature.

The purpose of this Current Report on Form 8-K is to provide the financial statements and pro forma financial information required by Item 9.01 of the Current Report on Form 8-K. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of, and does not purport to represent, what the actual financial condition and results of operations would have been had the acquisition of Tommy Boy taken place as of the dates indicated nor is it indicative of the financial condition and results of operations for any future periods.

Item 9.01.	Financial Statement and Exhibits.

(a)	Financial Statements of Businesses Acquired.

The audited balance sheets of Tommy Boy as of December 31, 2020 and 2019 and the related statements of income, statements of members’ equity and statements of cash flows for the years ended December 31, 2020 and 2019, together with the accompanying notes thereto, are filed as Exhibit 99.1 to this Current Report on Form 8-K and are incorporated herein by reference.

(b)	Pro Forma Financial Information.

The unaudited pro forma condensed combined financial information of RMI, giving effect to the acquisition of Tommy Boy, as of March 31, 2021 and for the year ended March 31, 2021 is filed as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated herein by reference.

(d)	Exhibits.

Exhibit No.	Description
23.1	Consent of Prager Metis CPAs LLC.
99.1	Audited financial statements of Tommy Boy Music, LLC as of and for the years ended December 31, 2020 and 2019.
99.2	Unaudited pro forma condensed combined financial information of RMI as of and for the year ended March 31, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RESERVOIR MEDIA, INC.

Date: August 5, 2021	By:	/s/ Golnar Khosrowshahi
		Name:	Golnar Khosrowshahi
		Title:	Chief Executive Officer

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the registration statement (file no. 333-257610) on Form S-1 of Reservoir Media, Inc. of our report dated May 28, 2021 with respect to our audits of the balance sheets of Tommy Boy Music, LLC as of December 31, 2020 and 2019, the related statements of income, members’ equity and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes, which report appears as Exhibit 99.1 in this Current Report on Form 8-K.

/s/ Prager Metis CPAs, LLC

Prager Metis CPAs, LLC

Basking Ridge, New Jersey

August 5, 2021

Exhibit 99.1

PragerMetis

Tommy Boy Music, LLC
Financial Statements
December 31, 2020 and 2019

www.pragermetis.com An affiliate of Prager Metis International NORTH AMERICA EUROPE ASIA

Independent Auditor’s Report	1 – 2

Financial Statements

Balance Sheets	3

Statements of Income	4

Statements of Members’ Equity	5

Statements of Cash Flows	6

Notes to Financial Statements	7 – 14

Independent Auditor’s Report

To the Members of

Tommy Boy Music, LLC

We have audited the accompanying financial statements of Tommy Boy Music, LLC, which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, members’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tommy Boy Music, LLC as of December 31, 2020 and 2019, and the results of its operations and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Prager Metis CPAs, LLC

New York, New York

May 28, 2021

Tommy Boy Music, LLC

Balance Sheets

December 31, 2020 and 2019

	2020	2019
Assets
Current assets
Cash	$1,653,120	$607,777
Accounts receivable	-	6,332
Royalty advances, current	328,313	335,000
Prepaid expenses and other current assets	939,663	810,798
Total current assets	2,921,096	1,759,907

Property and equipment, net	21,444	27,571

Royalty advances, net of current	2,754,177	3,075,803
Intangible assets, net	5,332,304	4,350,997
Security deposits	61,500	61,500
	8,169,425	7,515,871

Total assets	$11,090,521	$9,275,778

Liabilities and members' equity
Liabilities
Current liabilities
Accounts payable and accrued expenses	$90,966	$68,699
Royalties payable	1,260,830	1,042,471
Income taxes payable	48,060	75,931
Total current liabilities	1,399,856	1,187,101
Long-term liability
Revolving loans payable, net	2,815,993	-
Total liabilities	4,215,849	1,187,101
Total members' equity	6,874,672	8,088,677
Total liabilities and members' equity	$11,090,521	$9,275,778

The accompanying notes are an integral part of these financial statements.

Tommy Boy Music, LLC

Statements of Income

Years Ended December 31, 2020 and 2019

	2020	2019
Revenue	$8,271,649	$7,610,555

Cost of revenue	2,089,190	1,974,757

Gross profit	6,182,459	5,635,798

Operating expenses
Payroll and related expenses	728,622	533,867
Occupancy and utilities	416,415	513,021
Professional fees	630,191	498,075
Total operating expenses	1,775,228	1,544,963

Income from operations before depreciation and amortization expense	4,407,231	4,090,835

Depreciation and amortization expense	728,133	751,918

Income from operations	3,679,098	3,338,917

Other expense
Interest expense	89,706	-

Income before provision for income taxes	3,589,392	3,338,917

Provision for income taxes	146,897	132,934

Net income	$3,442,495	$3,205,983

The accompanying notes are an integral part of these financial statements.

Tommy Boy Music, LLC

Statements of Members’ Equity

Years Ended December 31, 2020 and 2019

	Class A	Class B	Class C
	Members	Member	Member	Total
Balance at January 1, 2019	$8,432,694	$-	$-	$8,432,694

Net income	2,077,584	1,128,399	-	3,205,983

Distributions	(3,550,000)	-	-	(3,550,000)

Balance at December 31, 2019	6,960,278	1,128,399	-	8,088,677

Net income	1,969,630	1,400,623	72,242	3,442,495

Distributions	(4,100,000)	(556,500)	-	(4,656,500)

Balance at December 31, 2020	$4,829,908	$1,972,522	$72,242	$6,874,672

The accompanying notes are an integral part of these financial statements.

Tommy Boy Music, LLC

Statements of Cash Flows

Years Ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities
Net income	$3,442,495	$3,205,983
Adjustments to reconcile net income to net cash
provided by operating activities
Depreciation and amortization	728,133	751,918
Amortization of deferred financing costs included in interest expense	45,394	-
Changes in operating assets and liabilities
Accounts receivable	6,332	5,034
Royalty advances	-	(50,000)
Prepaid expenses and other current assets	(128,864)	(273,801)
Security deposits	-	(61,500)
Accounts payable and accrued expenses	22,266	12,762
Royalties payable	218,359	314,789
Taxes payable	(27,871)	(34,069)
Net cash provided by operating activities	4,306,244	3,871,116

Cash flows from investing activities
Purchase of property and equipment	-	(30,634)
Purchase of intangible assets	(1,375,000)	(80,000)
Net cash used in investing activities	(1,375,000)	(110,634)

Cash flows from financing activities
Borrowings on revolving loans payable	3,073,227	-
Deferred financing payments	(302,628)	-
Members' distributions	(4,656,500)	(3,550,000)
Net cash used in financing activities	(1,885,901)	(3,550,000)

Net increase in cash	1,045,343	210,482

Cash at the beginning of the year	607,777	397,295
Cash at the end of the year	$1,653,120	$607,777

Supplemental disclosure of cash flow information

Income taxes paid	$138,173	$54,563
Interest expense paid	$76,678	$-

The accompanying notes are an integral part of these financial statements.

Tommy Boy Music, LLC

Notes to Financial Statements

December 31, 2020 and 2019

Note 1	Description of Business

Tommy Boy Music, LLC (the “Company”) is a limited liability company that was incorporated in the state of Delaware on June 21, 2017. The Company was formed to make certain acquisitions in the music recording industry.

On June 30, 2017, the Company (formerly known as TBM, LLC) purchased all of the stock of Tommy Boy Music Inc. Tommy Boy Music Inc. merged with and into TBM, LLC, with TBM, LLC being the surviving entity. In connection with the merger, TBM, LLC changed its name to Tommy Boy Music, LLC.

The Company creates, markets, and distributes audio and video entertainment products through all physical and digital outlets as well as licensing music rights for re-use globally.

The Company’s recorded music business primarily consists of the acquisition, management, and development of music catalogs.

Note 2	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results may differ from those estimates.

Revenue Recognition

On January 1, 2020, the Company adopted the Financial Accounting Standards Board (“FASB”) guidance in Accounting Standards Codification Topic 606 (“ASC 606”) which replaces the guidance in former Topic 605, Revenue Recognition and ASC 928-605, Entertainment – Music. Management determined that revenue recognized pursuant to the new guidance is consistent with the previous revenue recognition policy. The Company recognizes revenue when, or as, control of the promised services or goods is transferred to customers and in an amount that reflects the consideration the Company is contractually due in exchange for those services or goods.

Label Revenue

The Company receives its label revenue through the exploitation of owned and licensed copyrights sold on retail platforms as physical products, digital downloads or streams either through its distributor, through a direct sale to consumers, or as a sale to a retailer for distribution to a consumer.

Tommy Boy Music, LLC

Notes to Financial Statements

December 31, 2020 and 2019

Note 2	Summary of Significant Accounting Policies (continued)

Distributor revenue is recognized monthly with income reported net of distribution fees and reduced further by expenses incurred by the Company to prepare product for distribution. These expenses include manufacturing services provided by the distributor, warehouse storage costs and marketing programs offered by the distributor. The activity from the distribution statement is booked in the month of receipt.

Music Publishing Revenue

Music publishing revenue is earned from the receipt of royalties relating to the licensing of rights in musical compositions. The receipt of royalties principally relates to amounts earned from the public performance of copyrighted material, the mechanical reproduction of copyrighted material on recorded media including digital formats, and the use of copyrighted material in synchronization with visual images. Consistent with industry practice, music publishing royalties, except for synchronization royalties, generally are recognized as revenue when cash is received.

Consistent with industry practice, revenue from streaming of recorded music through digital distribution channels is recognized when the music is streamed and related activity accounting reports are delivered by the providers.

At December 31, 2020 and 2019, management has estimated the amount of accrued revenue related to its music royalties that is attributed to performance of its copyrights for the quarters ended December 31, 2020 and 2019, respectively. Such balances amounted to $899,060 and $681,603, respectively, and it is reported as a component of prepaid expenses and other current assets on the balance sheets.

Gross Versus Net Revenue Classification

In the normal course of business, the Company acts as an intermediary or agent with respect to certain payments received from third parties. Pursuant to ASC 606, the transactions are recorded on a “gross” or “net” basis depending on whether the Company is acting as the “principal” in the transaction or acting as an “agent” in the transaction. The Company serves as the principal in transactions in which it has substantial risks and rewards of ownership and, accordingly, revenue is recorded on a gross basis. For those transactions in which the Company does not have substantial risks and rewards of ownership, the Company is considered an agent and, accordingly, revenue is recorded on a net basis.

To the extent revenue is recorded on a gross basis, any royalties paid to third parties are recorded as expenses so that the net amount (gross revenue less expenses) flows through operating income. To the extent revenue is recorded on a net basis, revenue is reported based on the amounts received net of participations and royalties paid to third parties. In both cases, the impact on operating income is the same whether the Company records the revenue on a gross or net basis.

Tommy Boy Music, LLC

Notes to Financial Statements

December 31, 2020 and 2019

Note 2	Summary of Significant Accounting Policies (continued)

Accounts Receivable

Accounts receivable are carried at original invoice amount. Management determines if an allowance is necessary on specifically identified customers. Accounts are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received. Accounts are considered past due if a portion of the receivable balance is outstanding for more than thirty days past the customer’s terms. At December 31, 2020 and 2019 management has determined that no allowance for doubtful accounts was necessary.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is calculated utilizing the straight-line method over the estimated useful lives of the assets. Estimated service lives range from three to ten years. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the lease term. When property and equipment is sold or otherwise disposed of, the cost and related accumulated depreciation and amortization are eliminated from the accounts and any resulting gain or loss is reflected in income. Repairs and maintenance are charged to operating expenses while improvements and betterments are capitalized.

Advertising

Advertising costs are expensed as incurred. For the years ended December 31, 2020 and 2019 advertising costs amounted to $67,750 and $137,729, respectively.

Royalty Advances

In connection with previous acquisitions, the Company allocated certain artist writers advances it believes are recoverable from future royalties to be earned by the recording artists. Artists’ balances recoverability varies in both amount and expected life based on the earning history of each recording.

The Company’s decision to recognize these artists’ balances as an asset (royalty advances) requires significant judgment as to the recoverability of the advance. In determining whether the artist balance is recoverable, the Company evaluates among other factors, the current and past popularity of the recording artist and the earning history of the recording artist. As part of the ongoing assessment of recoverability, the Company monitors the projection of future sales based on the current environment. Royalty advances are periodically reviewed for recoverability. To the extent that a portion of an outstanding advance is no longer deemed recoverable, that amount will be expensed in the period the determination is made.

Royalty costs are reported and paid by the Company semi-annually. The Company first reduces the unrecouped portion of the artist’s advance by the amount of royalties earned by the writer, if applicable. Once the artist’s advance has been recouped, the Company will remit directly to the artist his or her portion of the payment, while retaining their share of the payment as stipulated in the artist agreement. The amount of unrecouped royalty advances was $3,082,490 and $3,410,803 as of the years ended December 31, 2020 and 2019, respectively.

Tommy Boy Music, LLC

Notes to Financial Statements

December 31, 2020 and 2019

Note 2	Summary of Significant Accounting Policies (continued)

In connection with the royalty revenue that the Company receives, the Company pays a certain percentage to the recording artist to the extent that revenues are received. The percentage paid is in accordance with the underlying rights agreement. As of December 31, 2020 and 2019, the Company has accrued $1,260,830 and $1,042,471 of royalties that are due and payable to the recording artists.

Intangible Assets

Intangible assets consist of music recording copyrights. The Company evaluates the recoverability of its intangible assets whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. Such circumstances could indicate but are not limited to a significant adverse change in the estimated future cash inflows attributable to the assets and related future economic benefits. To the extent the estimated future cash inflows attributable to the asset, less estimated future cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. The Company has determined there was no impairment to intangible assets during the years ended December 31, 2020 and 2019.

Deferred Financing Costs

The Company accounts for its deferred financing costs in accordance with FASB Accounting Standards Update (“ASU”) No. 2015-03 Interest-Imputation of Interest (Subtopic 835-30). Financing costs are presented on the balance sheet as a direct reduction from the carrying value of the debt liability, and amortization expense is included as a component of interest expense.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. A partnership is not a tax paying entity for federal and state income tax purposes. Income, loss, deductions and credits pass through proportionally to its members and are taxed at the individual members’ income tax rates. Accordingly, no provision for federal and state income taxes is recorded in the financial statements. The Company is subject to New York City unincorporated business tax which is reported on the statements of income.

Tommy Boy Music, LLC

Notes to Financial Statements

December 31, 2020 and 2019

Note 2	Summary of Significant Accounting Policies (continued)

The Company follows the provisions of ASC 740-10, Accounting for Uncertainty in Income Taxes, where an entity must recognize the effect associated with the tax position taken for tax return purposes when it is more likely than not that the position will be sustained. The implication of FASB ASC 740-10-25 had no impact on the Company’s financial statements. Currently the 2018 through 2020 tax years are open and subject to examination by the taxing authorities. The Company does not believe there are any material uncertain positions and, accordingly, it did not recognize any liability for unrecognized tax effects in the accompanying financial statements.

Note 3	Intangible Assets

During 2020, the Company entered into an agreement to acquire revenue rights of a music catalog for a total amount of $1,375,000. As of December 31, 2020 and 2019, intangible assets consisting of music recording copyrights, are recorded at cost of $6,315,801 and $4,940,801 less accumulated amortization of $983,497 and $589,804, respectively. The music recording copyrights are amortized using the straight-line method over 15 years. Amortization expense was $393,693 and $328,053 for the years ended December 31, 2020 and 2019, respectively. The expected amortization for each of the next five years and thereafter are as follows:

Years Ending
December 31,
2021	$419,720
2022	419,720
2023	419,720
2024	419,720
2025	419,720
Thereafter	3,233,704

Total	$5,332,304

Note 4	Revolving Loans Payable

Effective March 25, 2020, the Company entered into a revolving loan agreement with a bank with a maximum amount available under the credit facility of $20,000,000. The revolving loans are secured by certain assets of the Company. All amounts drawn on the credit facility bear interest at prime rate minus 0.25%. The effective rate as of December 31, 2020 was 3.00%. All outstanding loans are due and payable upon the maturity date of March 25, 2025. At December 31, 2020 the outstanding balance was $2,815,993, net of unamortized financing costs of $257,234.

The Company incurred deferred financing costs of $302,628 which are being amortized over the term of the revolving loan agreement.

Tommy Boy Music, LLC

Notes to Financial Statements

December 31, 2020 and 2019

Note 4	Revolving Loans Payable (continued)

Interest expense for the year ended December 31, 2020 was $89,706, including $45,394 of deferred financing costs amortization.

Note 5	Members’ Equity

As provided for in the Company’s Operating Agreement (“Agreement”), there are three classes of members, Class A, Class B, and Class C. The Company maintains a separate capital account for each type of member. Such accounts are increased or decreased by the amounts of any capital contributions or distributions as well as any allocation of profits or losses in proportion of their ownership percentages.

Class A Members are entitled to a preferred return (as defined in the Agreement) of 19% per annum based on their outstanding Member’s capital contribution.

Profits for any year are allocated among the Members in the following order and priority, as provided for in the Agreement:

a)	Class A Members, Class B Members and Class C Members who have received allocations of losses pursuant to the Agreement, in proportion to and in reverse order of such allocations of losses, until the aggregate amount of profits allocated to such Members for the current and all preceding years equals the aggregate amount of losses allocated to such Members in all preceding years;
b)	Class A Members in proportion to their capital contributions, until each Class A Member has been allocated profits equal to such Class A Member’s preferred return;
c)	Class A Members and Class B Members in proportion to 42.5% and 57.5%, respectively, until the Class A Members and Class B Members have been allocated profits equal to an aggregate amount of $3,478,260 ($1,478,260 to the Class A Members and $2,000,000 to the Class B Members) for the current and preceding years; and
d)	Members in proportion to their Company’s percentages.

Losses for any year shall be allocated among the Members in the following order and priority, as provided for in the Agreement:

a)	Class A Members, Class B Members, and Class C Members who have received allocations of profits pursuant to the Agreement, in proportion to and in reverse order of such allocations, until the aggregate amount of losses allocated for the current and all preceding years equals the aggregate amount of profits previously allocated to such Members in all preceding years;
b)	Class A Members, in proportion to their positive capital account balances until such balances are reduced to zero; and
c)	Class A Members, Class B Members and Class C Members, in proportion to their Company’s percentages.

Tommy Boy Music, LLC

Notes to Financial Statements

December 31, 2020 and 2019

Note 5	Members’ Equity (continued)

The Class B Member has been appointed as the manager of the Company as described in the Agreement. As compensation for the services required pursuant to the operating agreement, the Company paid the manager $220,000 and $150,000 in 2020 and 2019, respectively. In addition, the Class C member received a compensation of $220,000 and $150,000 in 2020 and 2019, respectively, for services rendered to the Company. Compensation expenses were reported in payroll and related expenses on the statements of income.

Note 6	Commitment and Contingencies

Lease Commitment

The Company is under a cancelable operating lease for office space in New York City, which expires on August 31, 2024.

Future minimum rent payments under the lease is as follows:

Years Ending
December 31,
2021	$154,030
2022	149,437
2023	153,918
2024	105,042
$562,427

Contingencies

In connection with the acquisition of Tommy Boy Music, Inc. (Note 1), the Company is indemnified by the seller party against certain losses incurred by the Company that arose from or as a result of the acquisition of Tommy Boy Music, Inc. As of December 31, 2020 and 2019, the Company has not incurred losses that were a result of the acquisition.

From time to time in the normal course of business, the Company may be a party to various claims or litigation matters. At December 31, 2020 and 2019, no active claims or litigations were pending against the Company.

Uncertainty Due to COVID-19

The worldwide outbreak of COVID-19, which was declared a pandemic by the World Health Organization in March 2020, has impacted and may continue to impact global commerce. The full impact of the COVID-19 outbreak continues to evolve, and management is actively monitoring the situation. It is uncertain as to the magnitude the COVID-19 pandemic will have in the future on the global economy as well as the Company’s financial condition and future results of operations. To date, management has been able to effectively navigate the impact of the COVID-19 pandemic in meeting its operating and financial goals.

Tommy Boy Music, LLC

Notes to Financial Statements

December 31, 2020 and 2019

Note 7	Concentration of Credit Risk

Cash

The Company maintains its cash balances at one financial institution. Concentration of credit risk arises from balances that from time to time may exceed the Federal Deposit Insurance Corporation’s insurance limit. The Company has not experienced any losses in such accounts. The Company evaluates the financial strength and stability of the financial institution and it believes it is not exposed to any significant credit risk on its cash balance.

Revenue

For the year ended December 31, 2020, revenue to three major customers accounted for approximately 69% of total revenue. For the year ended December 31, 2019, revenue to four major customers accounted for approximately 74% of total revenue.

Note 8	Subsequent Events

The Company has evaluated subsequent events through May 28, 2021, which is the date the financial statements were available to be issued.

Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information presents the combination of the financial information of Reservoir Media, Inc. (formerly known as Roth CH Acquisition II Co. (“ROCC”)), a Delaware corporation (“RMI”), Reservoir Holdings, Inc., a Delaware corporation (“Reservoir”), and Tommy Boy Music, LLC, a Delaware limited liability company (“Tommy Boy”), adjusted to give effect to (i) the consummation of (x) the acquisition of Reservoir pursuant to the agreement and plan of merger, dated as of April 14, 2021 (the “Merger Agreement”), by and among RMI, Roth CH II Merger Sub Corp., a Delaware corporation and a wholly-owned subsidiary of ROCC (“Merger Sub”), and Reservoir, pursuant to which Merger Sub was merged with and into Reservoir and, as a result, the separate corporate existence of Merger Sub ceased and Reservoir survived the merger as a wholly-owned subsidiary of ROCC (the “Business Combination”), and (y) the related private investment in public equity transaction (the “PIPE Investment”) and the (ii) the consummation of the acquisition of Tommy Boy (the “Tommy Boy Acquisition”) pursuant to a membership interest purchase agreement, dated as of June 2, 2021 (the “Tommy Boy Purchase Agreement”). Unless the context otherwise requires, references to “RMI” mean (i) Reservoir Media, Inc., a Delaware corporation, and its consolidated subsidiaries following the consummation of the Business Combination and (ii) Roth CH Acquisition II Co., a Delaware corporation, and its subsidiaries prior to the consummation of the Business Combination.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

The unaudited pro forma condensed combined balance sheet as of March 31, 2021 combines the historical balance sheet of Reservoir, the historical balance sheets of ROCC and the historical balance sheet of Tommy Boy on a pro forma basis as if the Business Combination, the PIPE Investment and the Tommy Boy Acquisition had been consummated on March 31, 2021. The unaudited pro forma condensed combined statement of operations for the year ended March 31, 2021 combines the historical statement of operations of Reservoir for the year ended March 31, 2021, the historical statement of operations of ROCC for the year ended December 31, 2020 and the historical statement of operations of Tommy Boy for the year ended December 31, 2020 on a pro forma basis as if the Business Combination, the PIPE Investment and the Tommy Boy Acquisition had been consummated on April 1, 2020, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial statements have been prepared from and should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined financial statements;

•	the historical audited consolidated financial statements of Reservoir as of and for the year ended March 31, 2021 and the related notes;

•	the historical unaudited condensed balance sheet of ROCC as of March 31, 2021 and the related notes;

•	the historical audited financial statements of ROCC as of and for the year ended December 31, 2020 and the related notes;

•	the historical unaudited condensed balance sheet of Tommy Boy as of March 31, 2021; and

•	the historical audited financial statements of Tommy Boy as of and for the year ended December 31, 2020 and the related notes.

Pursuant to RMI’s amended and restated certificate of incorporation as in effect immediately prior to the consummation of the Business Combination, RMI provided the holders of the shares of common stock, par value $0.0001 per share, of RMI (the “RMI Common Stock”) acquired in RMI’s initial public offering consummated in December 2020 (the “Public Shares”) with the opportunity to have their Public Shares redeemed in connection with the consummation of the Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account as of two business days prior to the consummation of the Business Combination, including interest (which interest was net of taxes payable), divided by the number of the then outstanding Public Shares, subject to certain limitations.

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Notwithstanding the legal form of the Business Combination pursuant to the Merger Agreement, the Business Combination was accounted for as a reverse recapitalization in accordance with the generally accepted accounting principles in the United States (“GAAP”). Under this method of accounting, Reservoir is treated as the acquirer and RMI is treated as the acquired company for financial statement reporting purposes. Reservoir was determined to be the accounting acquirer primarily based on the fact, that subsequent to the consummation of the Business Combination, former stockholders of Reservoir have a majority of the voting power of RMI, Reservoir comprises all of the ongoing operations of RMI, Reservoir controls a majority of the governing body of RMI and Reservoir’s senior management comprises all of the senior management of RMI.

The unaudited pro forma condensed combined financial information below reflects the 10,295,452 Public Shares that were redeemed in connection with the consummation of the Business Combination, resulting in an aggregate payment of $102.97 million out of the trust account, at a redemption price of approximately $10.00 per Public Share.

The unaudited pro forma condensed combined financial information is for illustrative purposes only and is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination, the PIPE Investment and the Tommy Boy Acquisition taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of RMI.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AS OF MARCH 31, 2021

(in dollars)

	Historical	Historical	Historical
	Reservoir Holdings, Inc.	Roth CH Acquisition II Co.	Tommy Boy Music, LLC
	March 31, 2021 (A)	March 31, 2021 (B)	March 31, 2021 (C)	Transaction Accounting Adjustments		Note	Pro Forma Combined Company
ASSETS
Current Assets:
Cash and cash equivalents	$9,209,920	$549,040	$1,534,005	$	―		$66,235,893
Cash and cash equivalents	―	―	―		12,043,833	5(c)	―
Cash and cash equivalents	―	―	―		144,235,000	5(d)	―
Cash and cash equivalents	―	―	―		(101,335,905)	5(h)	―
Accounts receivable, net	15,813,384	―	―		―		15,813,384
Current portion of royalty advances	12,840,855	―	328,313		―		13,169,168
Inventory and prepaid expenses	1,406,379	380,555	1,348,959		―		3,135,893
Total current assets	39,270,538	929,595	3,211,277		54,942,928		98,354,338

Cash and marketable securities held in Trust Account	―	115,012,821	―		(115,012,821)	5(c)	―
Property, plant and equipment, net	321,766	―	13,785		(13,785)	5(i)	321,766
Intangible assets, net	393,238,010	―	7,315,173		90,762,743	5(j)	491,315,926
Royalty advances, net of current portion	28,741,225	―	2,747,491		―		31,488,716
Investment in equity affiliate	1,591,179	―	―		―		1,591,179
Other assets	781,735	―	61,500		―		843,235
Total assets	$463,944,453	$115,942,416	$13,349,226		$30,679,065		$623,915,160

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable and accrued liabilities	$3,316,768	$125,034	$957,292		$13,875,000	5(f)	$18,274,094
Amounts due to related parties	290,172	―	―		―		290,172
Accrued payroll	1,634,852	―	29,019		―		1,663,871
Royalties payable	14,656,566	―	1,727,908		―		16,384,474
Other current liabilities	2,615,488	―	―		―		2,615,488
Current portion of loans and secured notes payable	1,000,000	―	―		(1,000,000)	5(e)	―
Income taxes payable	533,495	―	48,060		―		581,555
Deferred revenue	1,337,987	―	―		―		1,337,987
Total current liabilities	25,385,328	125,034	2,762,279		12,875,000		41,147,641

Long-term debt, net of current maturities	17,500,000	―	3,338,624		(17,500,000)	5(e)	―
Long-term debt, net of current maturities	―	―	―		(3,338,624)	5(k)	―
Debt issue cost, net	(3,058,973)	―	―		―		(3,058,973)
Secured line of credit	197,090,848	―	―		18,500,000	5(e)	215,590,848
Fair value of swaps	4,566,537	―	―		―		4,566,537
Deferred income taxes	19,735,537	―	―		―		19,735,537
Warrant liabilities	―	178,750	―		―		178,750
Other liabilities	6,739,971	―	―		―		6,739,971
Total liabilities	267,959,248	303,784	6,100,903		10,536,376		284,900,311

Commitments and Contingencies
Common stock subject to possible redemption	―	110,638,630	―		(110,638,630)	5(c)	―

Stockholders’ Equity:
Common stock	―	359	―		―		359
Common stock	1	―	―		4,470	5(b)	4,471
Common stock	―	―	―		77	5(c)	77
Common stock	―	―	―		1,500	5(d)	1,500
Preferred stock	81,632,500	―	―		(81,632,500)	5(a)	―
Additional paid-in capital	―	5,370,137	―		―		5,370,137
Additional paid-in capital	110,499,153	―	―		81,632,500	5(a)	192,131,653
Additional paid-in capital	―	―	―		(4,470)	5(b)	(4,470)
Additional paid-in capital	―	―	―		7,669,565	5(c)	7,669,565
Additional paid-in capital	―	―	―		144,233,500	5(d)	144,233,500
Additional paid-in capital	―	―	―		(13,875,000)	5(f)	(13,875,000)
Additional paid-in capital	―	―	―		(370,494)	5(g)	(370,494)
Retained earnings (accumulated deficit)	751,496	(370,494)	―		370,494	5(g)	751,496
Members' equity	―	―	7,248,323		(7,248,323)	5(l)	―
Accumulated other comprehensive income	2,096,358	―	―		―		2,096,358
Noncontrolling interest	1,005,697	―	―		―		1,005,697
Total stockholders’ equity	195,985,205	5,000,002	7,248,323		130,781,319		339,014,849
Total liabilities and stockholders’ equity	$463,944,453	$115,942,416	$13,349,226		$30,679,065		$623,915,160

See accompanying notes to the unaudited pro forma condensed combined financial information.

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UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED MARCH 31, 2021

(in dollars, except share amounts)

	Historical	Historical		Historical
	Reservoir Holdings, Inc.		Roth CH Acquisition II Co.	Tommy Boy Music, LLC
	Historical Year Ended March 31, 2021 (A)		Historical Year Ended December 31, 2020 (B)	Historical Year Ended December 31, 2020 (C)		Transaction Accounting Adjustments	Note	Pro Forma Combined Company
Revenues	$81,777,789	$	―	$8,271,649	$	―		$90,049,438
Cost of revenue	32,991,979		―	2,089,190		―		35,081,169
Administration expenses	14,128,604		109,998	1,775,228		345,368	6(a)	16,359,198
Amortization and depreciation	14,986,085		―	728,133		2,541,131	6(d)	18,255,349
Total costs and expenses	62,106,668		109,998	4,592,551		2,886,499		69,695,716
Operating income	19,671,121		(109,998)	3,679,098		(2,886,499)		20,353,722

Interest expense	(8,972,100)		―	(89,706)		89,706	6(f)	(8,972,100)
Gain on fair value of swaps	(910,799)		―	―		―		(910,799)
Loss on foreign exchange	2,988,322		―	―		―		2,988,322
Change in fair value of warrant liabilities	―		(17,875)	―		―		(17,875)
Initial public offering costs allocated to warrant liabilities	―		(478)	―		―		(478)
Interest and other income	13,243		6,613	―		(6,613)	6(b)	13,243
	(6,881,334)		(11,740)	(89,706)		83,093		(6,899,687)
Income before income taxes	12,789,787		(121,738)	3,589,392		(2,803,406)		13,454,035
Income tax benefit (expense)	(2,454,153)		―	(146,897)		(71,593)	6(e)	(2,672,643)
Net income (loss)	$10,335,634		$(121,738)	$3,442,495		$(2,874,999)		$10,781,392
Net income attributable to noncontrolling interests	(46,673)		―	―		―		(46,673)
Net income (loss) attributable to the Company	$10,288,961		$(121,738)	$3,442,495		$(2,874,999)		$10,734,719

Earnings (loss) per share:
Basic	$45.29		$(0.05)					$0.17
Diluted	$45.29		$(0.05)					$0.17
Weighted average common shares outstanding:
Basic	145,560		2,545,512				6(c)	64,069,253
Diluted	227,198		2,545,512				6(c)	64,069,253

See accompanying notes to the unaudited pro forma condensed combined financial information.

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NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.	Description of the Business Combination, the PIPE Investment and the Tommy Boy Acquisition

RMI, Merger Sub and Reservoir entered into the Merger Agreement, pursuant to which Merger Sub merged with and into Reservoir, with Reservoir surviving as a wholly-owned subsidiary of RMI and the securityholders of Reservoir becoming securityholders of RMI. In connection with the consummation of the Business Combination, “Roth CH Acquisition II, Co.” was renamed “Reservoir Media, Inc.”

Immediately prior to the effective time of the Business Combination (the “Effective Time”), each share of Series A preferred stock, par value $0.00001 per share, of Reservoir (the “Reservoir Preferred Stock”) that was issued and outstanding immediately prior to the Effective Time was automatically converted immediately prior to the Effective Time into a number of shares of common stock, par value $0.00001 per share, of Reservoir (the “Reservoir Common Stock”) at the then-effective conversion rate as calculated pursuant to Reservoir’s second amended and restated certificate of incorporation then in effect (the “Reservoir Preferred Stock Conversion”). All of the shares of the Reservoir Preferred Stock converted into shares of the Reservoir Common Stock pursuant to the Reservoir Preferred Stock Conversion are no longer outstanding and ceased to exist, and each holder of the Reservoir Preferred Stock thereafter ceased to have any rights with respect to such shares of the Reservoir Preferred Stock.

Upon the consummation of the Business Combination, the former stockholders of Reservoir received the RMI Common Stock and, immediately following the consummation of the Business Combination, the former stockholders of Reservoir own approximately 69.8% of RMI. The former stockholders of Reservoir own the majority of the outstanding shares of the RMI Common Stock, on an as-exchanged basis and the owner of the majority of the voting shares of RMI following the consummation of the Business Combination is determined to be the former stockholders of Reservoir.

Subsequent to the consummation of the Business Combination, the board of directors of RMI is comprised of nine members, of which ROCC initially appointed one member, and Reservoir initially appointed eight members.

In connection with the execution of the Merger Agreement, ROCC entered into the subscription agreements with certain accredited investors, pursuant to which such investors have agreed to purchase an aggregate of 15,000,000 shares of the RMI Common Stock in a private placement transaction at a price of $10.00 per share for an aggregate commitment of $150.0 million. The closing of the PIPE Investment took place concurrently with the consummation of the Business Combination.

On June 2, 2021, Reservoir acquired Tommy Boy, the record label and music publishing company, pursuant to the Tommy Boy Purchase Agreement.

2.	Basis of Presentation

The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of SEC Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (the “Transaction Accounting Adjustments”) and presents the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (the “Management’s Adjustments”). The unaudited pro forma condensed combined financial information presents the Transaction Accounting Adjustments, but does not present the Management’s Adjustments. The Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an understanding of RMI following the consummation of the Business Combination, the PIPE Investment and the Tommy Boy Acquisition.

The unaudited pro forma condensed combined balance sheet as of March 31, 2021 gives pro forma effect to the Business Combination, the PIPE Investment and the Tommy Boy Acquisition as if they had been consummated on March 31, 2021. The unaudited pro forma condensed combined statement of operations for the year ended March 31, 2021 gives pro forma effect to the Business Combination, the PIPE Investment and the Tommy Boy Acquisition as if they had been consummated on April 1, 2020, the beginning of the earliest period presented.

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The unaudited pro forma condensed combined financial information below reflects the 10,295,452 Public Shares that were redeemed in connection with the consummation of the Business Combination, resulting in an aggregate payment of $102.97 million out of the trust account, at a redemption price of approximately $10.00 per Public Share.

The unaudited pro forma condensed combined statement of operations for the year ended March 31, 2021 has been prepared using, and should be read in conjunction with, the following:

•	the historical audited consolidated financial statements of Reservoir as of and for the year ended March 31, 2021 and the related notes;

•	the historical audited statement of operations of ROCC for the year ended December 31, 2020 and the related notes; and

•	the historical audited financial statements of Tommy Boy as of and for the year ended December 31, 2020 and the related notes.

The fiscal year ends of each of ROCC and Tommy Boy are December 31, while Reservoir’s fiscal year end is March 31. Therefore, the unaudited pro forma condensed combined statement of operations for the year ended March 31, 2021 combines the historical statement of operations of Reservoir for the year ended March 31, 2021 and the historical statements of operations of each of ROCC and Tommy Boy for the year ended December 31, 2020. Tommy Boy’s revenue of $2.5 million and net income of $1.0 million for the three months ended March 31, 2021 have been excluded from the unaudited pro forma condensed combined statement of operations for the year ended March 31, 2021. ROCC’s net loss of $247,531 for the three months ended March 31, 2021 has been excluded from the unaudited pro forma condensed combined statement of operations for the year ended March 31, 2021. ROCC had no revenue for the three months ended March 31, 2021.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the Business Combination, the PIPE Investment and the Tommy Boy Acquisition are based on certain currently available information and certain assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination, the PIPE Investment and the Tommy Boy Acquisition based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination, the PIPE Investment and the Tommy Boy Acquisition taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of RMI.

3.	Accounting for the Business Combination and the Tommy Boy Acquisition

The Business Combination represents a reverse merger and is accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, ROCC is treated as the “acquired” company for financial reporting purposes. This determination is primarily based on the fact, that subsequent to the consummation of the Business Combination, the former stockholders of Reservoir have a majority of the voting power of RMI, Reservoir comprises all of the ongoing operations RMI, Reservoir controls a majority of the governing body of RMI and Reservoir’s senior management comprises all of the senior management of RMI.

Accordingly, for accounting purposes, the Business Combination is treated as the equivalent of Reservoir issuing shares for the net assets of ROCC, accompanied by a recapitalization. The net assets of Reservoir are stated at historical cost. No goodwill or other intangible assets are recorded. Operations following the consummation of the Business Combination are those of Reservoir.

The Tommy Boy Acquisition is accounted for as an asset acquisition as a result of the significant concentration of the fair value of gross assets acquired in a recorded music catalog intangible asset. The excess of consideration transferred over the net assets acquired has been allocated to intangible assets. The actual allocation of consideration transferred at the date of acquisition will differ from the allocation assumed in these unaudited pro forma condensed combined financial statements.

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4.	Shares of the RMI Common Stock Issued to the Former Stockholders of Reservoir upon Consummation of the Business Combination and the PIPE Investment

Based on 145,560 shares of the Reservoir Common Stock and 82,500 shares of the Reservoir Preferred Stock outstanding immediately prior to the consummation of the Business Combination and the PIPE Investment, assuming the closing occurred on March 31, 2021, and based on the exchange ratio determined in accordance with the terms of the Merger Agreement of 196.06562028646, RMI issued 44,714,705 shares of the RMI Common Stock in connection with the consummation of the Business Combination, determined as follows:

Reservoir Common Stock outstanding prior to the consummation of the Business Combination and the PIPE Investment	145,560

Exchange Ratio	196.06562028646
28,539,294
Reservoir Preferred Stock outstanding prior to the consummation of the Business Combination and the PIPE Investment	82,500

Exchange Ratio	196.06562028646
16,175,411
Shares of RMI Common Stock issued to former stockholders of Reservoir upon consummation of the Business Combination and the PIPE Investment	44,714,705

5.	Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2021

RMI, Reservoir and Tommy Boy have not had any historical relationship prior to the consummation of the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The pro forma notes and adjustments, based on preliminary estimates and assumptions that could change materially as additional information is obtained, are as follows:

Pro Forma Notes

(A)	Derived from the audited consolidated balance sheet of Reservoir as of March 31, 2021.
(B)	Derived from the unaudited condensed balance sheet of ROCC as of March 31, 2021.
(C)	Derived from the unaudited condensed balance sheet of Tommy Boy as of March 31, 2021.

Pro Forma Adjustments

a)	To reflect the Reservoir Preferred Stock Conversion immediately prior to the consummation of the Business Combination.

b)	To reflect the exchange of existing Reservoir Common Stock for the RMI Common Stock in accordance with the Merger Agreement.

c)	To reflect the release of cash held in the trust account to Cash and Cash Equivalents, after giving effect to the redemption of 10,295,452 shares of the outstanding ROCC common stock prior to the consummation of the Business Combination.

d)	To reflect the issuance of an aggregate of 15.0 million shares of the RMI Common Stock at $10.00 per share, less approximately $5.8 million of issuance expenses, in the PIPE Investment. The issuance expenses of approximately $5.8 million were accrued and reflected in Additional Paid-In Capital.

e)	To reflect the refinancing of $18.5 million outstanding under the existing term loan of Reservoir Media Management, Inc. by increasing borrowing capacity under a new senior secured credit facility (the “Senior Credit Facility”), which closed concurrently with the consummation of the Business Combination. The Senior Credit Facility was increased by $18.5 million to a limit of approximately $248.8 million. Because the Senior Credit Facility does not have required principal payments, the current portion of loans and secured notes payable is reclassified to the Senior Credit Facility. The change in interest rate is expected to result in an immaterial change to interest expense and is not adjusted in the pro forma statements.

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f)	To reflect the payment of RMI’s and Reservoir’s total advisory, legal and other professional fees of approximately $13.9 million that are deemed to be direct and incremental costs of the Business Combination. The payment of approximately $13.9 million was accrued and reflected in Additional Paid-In Capital.

g)	To reclassify the Accumulated Deficit of RMI to Additional Paid-In Capital.

h)	To reflect the cash paid at closing to the sellers of Tommy Boy.

i)	To reflect adjustments to the balance sheet to eliminate assets excluded from the Tommy Boy Acquisition.

j)	To reflect the intangible assets acquired by Reservoir under the Tommy Boy Purchase Agreement.

k)	To reflect repayment of Tommy Boy’s revolving loan upon consummation of the transactions contemplated by the Tommy Boy Purchase Agreement.

l)	To eliminate the members’ equity of Tommy Boy.

6.	Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended March 31, 2021

RMI, Reservoir and Tommy Boy did not have any historical relationship prior to the consummation of the Business Combination and the Tommy Boy Acquisition. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of shares of the RMI Common Stock outstanding at the consummation of the Business Combination and the PIPE Investment, assuming the Business Combination and the PIPE Investment occurred on April 1, 2020, the beginning of the earliest period presented.

The pro forma notes and adjustments, based on preliminary estimates and assumptions that could change materially as additional information is obtained, are as follows:

Pro Forma Notes

(A)	Derived from the audited consolidated statement of operations of Reservoir for the year ended March 31, 2021.
(B)	Derived from the audited statement of operations of ROCC for the year ended December 31, 2020.
(C)	Derived from the audited statement of operations of Tommy Boy for the year ended December 31, 2020.

Pro Forma Adjustments

a)	To reflect acceleration of stock-based compensation to Reservoir triggered upon consummation of the Business Combination.
b)	To reflect an adjustment to eliminate the interest earned and unrealized gain on marketable securities held in the trust account for the benefit of the redeeming stockholders of ROCC.
c)	As the Business Combination is being reflected as if it had occurred at the beginning of the earliest period presented, the calculation of weighted average shares outstanding for pro forma basic and diluted net income per share assumes that the shares of the RMI Common Stock issuable in connection with the Business Combination and the PIPE Investment have been outstanding for the entirety of the periods presented. This calculation is retroactively adjusted to eliminate the shares of the RMI Common Stock actually redeemed for the entire period. Pro forma weighted common shares outstanding—basic and diluted for the year ended March 31, 2021—are calculated as follows:

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Year Ended March 31, 2021
Weighted-average common shares outstanding, basic and diluted:
Reservoir Holdings, Inc. weighted average shares outstanding (1)	228,060
Reservoir Holdings, Inc. shares of common stock surrendered and cancelled upon consummation of the Business Combination	(228,060)
Roth CH Acquisition II Co. shares not subject to redemption (2)	3,586,137
Roth CH Acquisition II Co. shares subject to redemption reclassified to equity	768,411
Sale of additional Roth CH Acquisition II Co. shares in connection with the consummation of the Business Combination	15,000,000
Shares issued to Reservoir Holdings, Inc. in connection with the consummation of the Business Combination	44,714,705

Weighted-average common shares outstanding, basic and diluted:	64,069,253
Percent of shares owned by Reservoir Holdings, Inc.	69.8%
Percent of shares owned by Roth CH Acquisition II Co.	30.2%

(1)	Derived from the historical financial statements for the year ended March 31, 2021.

(2)	Derived from the historical balance sheet at March 31, 2021.

d)	To reflect one year of amortization of the intangible assets acquired by Reservoir under the Tommy Boy Purchase Agreement.

e)	To reflect the income tax effect of Tommy Boy being a taxable entity.

f)	To reflect an adjustment to eliminate the interest expense on Tommy Boy’s revolving loan.